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                                                                [LANDACORP LOGO]

                                                                    EXHIBIT 20.1

News for Immediate Release


For more information contact:    Jim Kann
                                 Landacorp
                                 404-531-9956
                                 jk@landacorp.com




                 LANDACORP ACQUIRES PROMEDEX AND PATIENTCENTRIX
                     LANDACORP BECOMES A LEADING PROVIDER OF
                      POPULATION HEALTH MANAGEMENT SERVICES


ATLANTA, GA. (NOVEMBER 2, 2000) - Landacorp, Inc. (Nasdaq/NM: LCOR), a leading provider of Internet- and Windows(R)-based medical management solutions, today announced the acquisitions of Raleigh, NC-based ProMedex, Inc. and Montclair, NJ-based PatientCentrix, Inc. (formerly Capitated Disease Management Services or "CDMS"). The terms of both acquisitions were not disclosed.

        ProMedex is among the largest providers of disease-specific intervention programs in the United States with more than 500,000 patients under contract from more than 20 million covered lives. ProMedex had revenues of $3.1 million for fiscal year ended June 30, 2000. ProMedex's clients include Aetna U.S. Healthcare, various Blue Cross/Blue Shield plans, One Health Plan (a nationwide PPO), and other regional and community HMO's and health plans. ProMedex offers programs for asthma, diabetes, pregnancy, cardiovascular disease, allergy, and gastrointestinal disease. ProMedex currently serves about 4% of the country's pregnancies, provides diabetes program services to health plans reaching approximately 130,000 people, and has contracts covering more than 100,000 people with cardiovascular disease. ProMedex received the prestigious 1999 HERA Award for its contributions to improving women and children's health.

        PatientCentrix is a leading provider of systems and software to profile, target and automate disease management patient interventions based upon predicted resource consumption. PatientCentrix had revenues of $3.1 million for calendar year ended December 31, 1999. PatientCentrix's integrated software solutions leverage technology to support disease modeling, risk prediction, intervention strategy and workflow, and outcomes reporting. PatientCentrix manages the medical, pharmacy and patient data for approximately 2.4 million lives, and hosts more than one million lives as an application services provider
(ASP). PatientCentrix's clients include United Healthcare of Illinois and Intergroup of Arizona, a division of Foundation Health Systems.



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Landacorp Acquires ProMedex and PatientCentrix
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November 2, 2000

A MULTI-BILLION DOLLAR MARKET OPPORTUNITY

        "We believe these acquisitions will open the door to significant new opportunities in our marketplace," said Landacorp President and CEO, Gene Cattarina. "Landacorp will now be among the industry's most comprehensive end-to-end medical management service providers. ProMedex and PatientCentrix add key population health management components that can be integrated into our core care coordination software -- components that include the ability to identify, target and intervene with patients at different levels of health risk. We have transcended the administrative cost-reduction dimensions of our current solutions and are moving into a space where we can have a profound effect on medical cost.

        "The net result is that ProMedex and PatientCentrix can add and create new revenue streams, and can help us grow our relationships with leading health plans throughout the U.S.," Mr. Cattarina continued. "We believe these acquisitions will not only create a number of cross-selling opportunities, but also substantially expand our market space."

        According to industry expert Al Lewis, Executive Director, Disease Management Purchasing Consortium, "Every year the sickest 5% of the population uses well over half of all health care resources. In the privately insured market, that 5% is racking up $300 billion or more of claims. By combining PatientCentrix's claims-based prediction with ProMedex's self-assessment tools, you can pre-identify people who are likely to be responsible for more than half of that spending. Applying timely assistance to those folks to keep at least some of them healthy enough to avoid the hospital can save $15 billion or more. Any kind of reasonable gain-sharing makes this a compelling revenue opportunity for Landacorp."

        "We believe comprehensive population health management services will be essential to the efforts of employers, health plans and other payers to better manage, if not reduce, healthcare costs," added Mr. Cattarina. "The combined expertise, products and services of Landacorp, ProMedex and PatientCentrix will allow us to package a range of these services at prices that could allow health plans to not only cost-effectively work with patients with chronic conditions, but also to target patients-at-risk to minimize the impact of treating them. And it's important to note that, like Landacorp, both ProMedex and PatientCentrix have web-enabled their products and services.

        "Imagine the positive impact on healthcare when we have implemented systems and methodologies that can identify and help manage life-threatening and expensive medical conditions early in the game," concluded Mr. Cattarina. "We are just beginning to tap these capabilities. Medical management will be at the core of these efforts . . . it will be the driving force. And Landacorp will be leading the charge."

PROMEDEX AND PATIENTCENTRIX ARE IDEAL FITS FOR LANDACORP

        ProMedex will operate as a subsidiary of Landacorp and be led by industry veteran Lee Rubin, who will serve as General Manager reporting to Mr. Cattarina. ProMedex founder, Pieter Muntendam, M.D. will join Landacorp's executive management team as Chief Medical Officer, and also report to Mr. Cattarina. Dr. Muttendam has over 13 years diversified experience in the healthcare industry and is one of the pioneers in setting up disease



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Landacorp Acquires ProMedex and PatientCentrix
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November 2, 2000

management departments in leading healthcare companies. Prior to founding ProMedex, Dr. Muttendam was Vice President, Care Management at Glaxo Wellcome where he was responsible for program development, implementation, clinical economics, and pharmaceutical outcomes.

        PatientCentrix will also operate as a subsidiary of Landacorp and be headed by its founder Michael S. Miele, FSA, MAAA. Mr. Miele will join both Landacorp's executive management team reporting to Mr. Cattarina, as well as the company's board of directors. Prior to founding PatientCentrix, Mr. Miele served as the Senior Actuary and National Practice Leader for the Price Waterhouse LLP Disease State Management Group.

        "Integrating Landacorp's medical management applications with ProMedex's disease management services creates a unique opportunity for health plans to identify and reach at-risk members and intervene in a timely manner to improve outcomes of care and reduce cost," said Dr. Muntendam. "For example, using Landacorp's medical management systems at the time of a pre-certification or discharge, individuals can be enrolled in low cost, tailored programs that are based on the information resident in Landacorp's software. We're thrilled to become a part of the Landacorp family and look forward to making Landacorp the dominant player in offering turn-key medical management solutions."

        "This triad of Landacorp, ProMedex and PatientCentrix marries core medical management technology with predictive modeling and the expertise to proactively intervene with patients at risk in ways that inform and motivate them to maintain a healthier lifestyle," said Mr. Miele. "All the pieces are here for payers to realize significant reductions in medical resource consumption while providing measurable sustainable improvements in quality."

ABOUT LANDACORP

        Landacorp provides healthcare payers and delivery organizations Internet- and Windows(R)-based medical management software and services that help control the cost and improve the quality of healthcare delivery. Landacorp's solutions--MAXMC(TM) and e-MAXMC(TM) for managed care organizations, and MAXSYS II(TM) for healthcare delivery organizations--automate and streamline administrative and business processes, minimize inefficient paper-, fax-, and phone-based communications, and facilitate interaction among various healthcare participants. The company's products are implemented at more than 170 client sites and include applications for case and utilization management, disease management, care management, risk and quality management, clinical guidelines, and credentialing.

        Landacorp also provides interactive media strategies, and Internet and extranet site development to help payers and providers better connect with their stakeholders through its iHealthMedia(sm) division. Visit the iHealthMedia website at www.ihealthmedia.com.

        Landacorp's corporate headquarters and sales and marketing offices are located in Atlanta, GA. Research and development and client services operations are located in Chico, CA. iHealthMedia is located in Portland, OR. Additional sales and service offices are located across the country. Browse the Landacorp website at www.landacorp.com.



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Landacorp Acquires ProMedex and PatientCentrix
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November 2, 2000

        This release contains information about future expectations, plans and prospects of Landacorp's management that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including, but not limited to, Landacorp's dependence on a limited number of products with limited market acceptance and other factors that are discussed in the Company's Registration Statement on Form S-1 and other documents periodically filed with the SEC. Examples of such forward-looking statements include statements about anticipated markets for population health management services; statements about synergies among our products and the product offerings of ProMedex and PatientCentrix; and statements about expected revenue opportunities and growth resulting from the combination of Landacorp, ProMedex and PatientCentrix. These statements involve risks and uncertainties including, but not limited to, the risk that the market for population health management services does not develop as anticipated; and the risk that we are unable to successfully integrate our products with ProMedex and PatientCentrix products and capitalize on the anticipated synergies and revenue growth opportunities resulting from the combination of the companies.

Landacorp, ProMedex, PatientCentrix, iHealthMedia, Maxsys II, maxMC, and e-maxMC and their associated logos are trademarks, registered trademarks, or service marks of Landacorp, Inc. Windows is a registered trademark of Microsft Corporation.



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